SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ____.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ____.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b):82-____.)

EXHIBITS

Exhibit Number		Page

1	Announcement dated February 17, 2006 in respect of the disclosure of the operational statistics of China Unicom Limited and its subsidiaries for the month of January 2006	4

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

ANNOUNCEMENT

The Board is pleased to disclose the operational statistics of the Group for the month of January 2006.

The Board of the Company (the “Board”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of January 2006.

Operational Statistics for the month of January 2006 and the comparative figures for the previous month are as follows:-

		January 2006	December 2005

1.	CELLULAR BUSINESS:

	Aggregated Number of GSM Cellular Service Subscribers	96.062 million	95.072 million
	- Post-paid Subscribers	48.711 million	48.166 million
	- Pre-paid Subscribers	47.351 million	46.906 million
	Aggregated Net Addition in 2006 of GSM Cellular Service Subscribers	0.990 million	-
	- Post-paid Subscribers	0.545 million	-
	- Pre-paid Subscribers	0.445 million	-
	Aggregated Number of CDMA Cellular Service Subscribers	33.038 million	32.722 million
	- Post-paid Subscribers	30.324 million	30.010 million
	- Pre-paid Subscribers	2.714 million	2.712 million
	Aggregated Net Addition in 2006 of CDMA Cellular Service Subscribers	0.316 million	-
	- Post-paid Subscribers	0.314 million	-
	- Pre-paid Subscribers	0.002 million	-

2.	INTERNATIONAL & DOMESTIC LONG DISTANCE TELEPHONE SERVICES:

	Aggregated Usage Volume in 2006 of Outgoing Calls of Circuit Switched Long Distance Telephone (minutes)	0.8055 billion	-
	- Domestic Long Distance	0.7960 billion	-
	- International, Hong Kong, Macau & Taiwan Long-Distance	0.0095 billion	-
	Aggregated Usage Volume in 2006 of Outgoing Calls of IP Telephone (minutes)	1.1067 billion	-
	- Domestic Long Distance	1.0978 billion	-
	- International, Hong Kong, Macau & Taiwan Long-Distance	0.0089 billion	-

3.	INTERNET SERVICES:

	Aggregated Number of Internet Subscribers	6.978 million	7.185 million

Notes:

1.                       All the Aggregated Numbers recorded for the months of December 2005 and January 2006 are aggregated data reported at 24:00 on 31 December 2005 and 31 January 2006 respectively.

2.                       The accounting period of all Aggregated Net Additions in 2006 and all Aggregated Usage Volumes in 2006 for the month of January 2006 is the period commencing from 0:00 on 1 January 2006 to 24:00 on 31 January 2006 respectively.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the months of December 2005 and January 2006 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises of:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Qiuhong, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus and Wong Wai Ming

By Order of the Board CHINA UNICOM LIMITED LI QIUHONG Executive Director

Hong Kong, 17 February 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: February 17, 2006
	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director